EXHIBIT 99.2

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          Checkpoint Systems, Inc. adopts new shareholders rights plan
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Mar 13, 1997 8:22 AM [Business Wire]

THOROFARE, N.J. (March 13) BUSINESS WIRE - March 13,1997 -- The Checkpoint Systems, Inc. board of directors has, effective March 10, 1997, adopted a new shareholders rights plan covering the next 10 years and has simultaneously terminated the prior shareholders rights plan, which was adopted in December 1988.

Pursuant to the termination of the 1988 shareholders rights plan, the company will redeem the rights issued under the 1988 plan to holders as of the close of business on March 24, 1997 and pay a redemption price of $.005 per right on April 8, 1997.

Under the new plan, the exercise price of each right has been set at $100 per right.

"The Board's action is not in response to any known effort to acquire a controlling interest in Checkpoint," Chairman A.E. Wolf said. Wolf explained that the Board acted "because of the continuing need to protect the company's shareholders from unfair takeover techniques which exist in today's environment. In addition, the prior plan was due to expire next year and the prior plan's exercise price, compared with the company's common stock market price, was out of balance."

The shareholder rights plan is included with a Form 10-K that will be filed at the Securities and Exchange Commission. A copy of the plan can be obtained from the Commission or by calling the Checkpoint investor relations department at 609/384-2478.

Checkpoint Systems, Inc. is a leading provider of integrated security solutions for retailers worldwide and is the leading provider of radio frequency (RF) source tagging, which allows its paper-thin RF tags to be embedded into product packaging.

Visit Checkpoint's Web Site at:

                            www.checkpointsystems.com

--30--MEM/ny*

CONTACT: Neil D. Austin

                  CHECKPOINT SYSTEMS, INC.

609/384-2412